July 16, 2024

David Hung, M.D.
President and Chief Executive Officer
Nuvation Bio Inc.
1500 Broadway, Suite 1401
New York, NY 10036

       Re: Nuvation Bio Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May24, 2024
           File No. 001-39351
Dear David Hung M.D.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Melissa H. Boyd, Esq.